UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER

PURSUANT TO RULE 13a-16 OR 15d-16 UNDER

THE SECURITIES EXCHANGE ACT OF 1934

For the month of June 2018.

Commission File Number: 001-38252

Spark Networks SE

(Translation of registrant's name into English)

Kohlfurter Straße 41/43

Berlin 10999

Germany

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F ☑ Form 40-F ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):________________

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):________________

Spark Networks, SE (the “Company”) held its Annual General Meeting on June 5, 2018. The final voting results for each proposal are set forth below.

Resolution on the Discharge of the Members of the Administrative Board for the Financial Year 2017

The resolution was approved by stockholders as follows:

Valid Votes	Percentage of Share Capital	Votes For	Votes Against	Approval Rating Percentage
729,726	55.41%	729,720	6	99.9992%

Resolution on the Discharge of the Managing Directors for the Financial Year 2017

The resolution was approved by stockholders as follows:

Valid Votes	Percentage of Share Capital	Votes For	Votes Against	Approval Rating Percentage
904,248	68.67%	904,153	95	99.9895%

Resolution on the Election of an Auditor and a Group Auditor and for the Review of Interim Financial Reports

The resolution was approved by stockholders as follows:

Auditor	Valid Votes	Percentage of Share Capital	Votes For	Votes Against	Approval Rating Percentage
KPMG AG Wirtschaftsprüfungsgesellschaft	908,268	68.97%	908,262	6	99.9993%

Resolution on the Election of Members of the Administrative Board and Substitute Members The resolution was approved by stockholders as follows:

Member Nominee	Valid Votes	Percentage of Share Capital	Votes For	Votes Against	Approval Rating Percentage
Cheryl Law	908,268	68.97%	908,012	256	99.9718%
Hermione McKee	908,268	68.97%	908,011	257	99.9717%
Laura Lee (substitute member for Cheryl Law)	908,278	68.97%	908,021	257	99.9717%
Christian Vollmann (substitute member for Hermione McKee)	770,685	58.52%	770,429	256	99.9668%

Resolution on the Amendment of the Company Statutes (Purpose of the Company)

The resolution was approved by stockholders as follows:

Valid Votes	Percentage of Share Capital	Votes For	Votes Against	Approval Rating Percentage
908,238	68.97%	908,231	7	99.9992%

Exhibit Index

Exhibit No.	Description
99.1	Spark Networks SE Amended Article of Association.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned hereunto duly authorized.

SPARK NETWORKS SE

Date: June 8, 2018	By:	/s/ Robert O’Hare
Name: Robert O’Hare
Title: Chief Financial Officer